SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13A-16 OR 15D-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of October 2025

Commission File Number: 001-12102

YPF Sociedad Anónima

(Exact name of registrant as specified in its charter)

Macacha Güemes 515

C1106BKK Buenos Aires, Argentina

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒   Form 40-F ☐

YPF Sociedad Anónima

TABLE OF CONTENT

ITEM 1	Translation of letter to the Argentine Securities Commission dated October 9, 2025

Autonomous City of Buenos Aires, October 09, 2025

COMISIÓN NACIONAL DE VALORES (“CNV”)

25 de Mayo 175

Autonomous City of Buenos Aires

A3 MERCADOS S.A. (“A3 Mercados”)

Maipú 1210

Autonomous City of Buenos Aires

BOLSAS Y MERCADOS ARGENTINOS S.A. (“ByMA”)

Sarmiento 299

Autonomous City of Buenos Aires

Present

Ref.: YPF S.A. – Notice of Full Redemption to the Holders of YPF S.A. 4.000%/9.000% Step Up Secured and Export-Backed Notes due 2026

Of my highest consideration:

NOTICE IS HEREBY GIVEN, in accordance with section 11.7 of the indenture dated February 12, 2021 (the “Indenture”) between YPF Sociedad Anónima (the “Company”), as issuer, The Bank of New York Mellon, as trustee, co-registrar, principal paying agent and transfer agent (the “Trustee”), Banco Santander Río S.A., as registrar, paying agent, transfer agent and representative of the Trustee in Argentina and The Citibank, N.A. Branch established in the Argentine Republic (La Sucursal de Citibank, N.A. establecida en la República Argentina) as onshore collateral agent, has elected to redeem in full the outstanding aggregate principal amount of its 4.000%/9.000% Step Up Secured and Export-Backed Notes due 2026 (the “Notes”) on November 12, 2025 (the “Redemption Date”). Capitalized terms used and not otherwise defined herein shall have the meanings specified in the Indenture.

Pursuant to section 11.7 of the Indenture, the Company will redeem in full the outstanding aggregate principal amount of Notes outstanding on the Redemption Date at a redemption price equal to 100.00% of the principal amount of such Notes, together with accrued interest thereon, including Additional Amounts, if any, to (but not including) the Redemption Date (the “Redemption Price”). Payment of interest on the Notes and Additional Amounts, if any, will be paid as specified in this notice. Unless the Company defaults in paying the Redemption Price or any amounts due and owing under the Notes, interest on Notes called for redemption ceases to accrue on and after the Redemption Date.

Pursuant to Section 4.1 of the Indenture, YPF has instructed the Trustee to instruct the Offshore Collateral Agent to in turn instruct the Reserve and Payment Account Bank in accordance with the applicable Account Control Agreement to transfer to the Trustee any amounts held in the Reserve and Payment Account for application to the Payment of the Redemption Price on the Redemption Date.

Payment on the Notes will be made on the Redemption Date by payment of the Redemption Price, which will be deposited with the Trustee by the Reserve and Payment Account Bank (acting pursuant to instructions from the Company through the Trustee and the Offshore Collateral Agent in accordance with the applicable Account Control Agreement) in immediately available funds prior to the Redemption Date. The Trustee, as paying agent under the Notes, will cause funds to be paid to The Depository Trust Company for further payment to its participants.

The Notes called for redemption must be surrendered to the Trustee, as the Paying Agent, at the following address in order to collect the Redemption Price:

BNY Corporate Trust

Transfers / Redemptions

500 Ross Street, Suite 625

Pittsburg, PA 15262

For more information or if you have any questions regarding this notice, please contact the Company at inversoresypf@ypf.com.

Without any other particular, I greet you very sincerely.

Margarita Chun

Market Relations Manager

YPF S.A.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

YPF Sociedad Anónima

Date: October 9, 2025	By:	/s/ Margarita Chun
	Name:	Margarita Chun
	Title:	Market Relations Officer